PROSPECTUS
----------


                           CADIZ INC.

           4,302,109 SHARES OF COMMON STOCK, INCLUDING
405,400 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
                               AND
17,289 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SERIES F
                         PREFERRED STOCK

     The selling stockholders identified in this prospectus may offer from time to time up to 4,302,109 shares of common stock of Cadiz Inc. We have agreed to pay for expenses of the offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive the exercise price of the warrants if and when they are exercised. These warrants entitle the holders to purchase common stock at an initial exercise price per share of $15.00.

     We do not know when or how the selling stockholders intend to sell their shares or what the price, terms or conditions of any sales will be. The selling stockholders may offer and sell their respective shares in transactions on the Nasdaq National Market System, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

     The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares or both.

     Our common stock is traded on the Nasdaq National Market
System under the symbol "CDZI".  On December 13, 2005, the last reported sale price of our common stock on Nasdaq was $20.50.
                           ___________

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors"
beginning on page 3.
                           ___________

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR  ANY STATE
   SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
  PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                            OFFENSE.

        The date of this prospectus is January 12, 2006.
           NOTICE ABOUT FORWARD-LOOKING STATEMENTS

     Information presented in this prospectus, and in other documents which are incorporated by reference in this prospectus under the section of this prospectus entitled "Where You Can Find More Information," that discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, are forward-looking statements. Forward-looking statements can be identified by the use of words such as "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes." Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. These include, among others, the cautionary statements in the "Risk Factors" section of this prospectus beginning on page 3. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the "Risk Factors" section and other sections of this prospectus, and other cautionary statements in documents which are incorporated by reference in this prospectus and listed in "Where You Can Find More Information" on page 7.

                      ABOUT CADIZ INC.

     Our primary asset consists of three separate properties, each of which consists of largely contiguous land in eastern San Bernardino County, California. This land position totals approximately 45,000 acres. Virtually all of this land is underlain by high-quality groundwater resources with demonstrated potential for various applications, including water storage and supply programs and agricultural, municipal, recreational, and industrial development. Two of the three properties are located in proximity to the Colorado River Aqueduct, the major source of imported water for southern California. The third property is located near the Colorado River.

     The value of these assets derives from a combination of population increases and limited water supplies throughout southern California. In addition, most of the major population centers in southern California are not located where significant precipitation occurs, requiring the importation of water from other parts of the state. We therefore believe that a competitive advantage exists for those companies that possess or can provide high quality, reliable, and affordable water to major population centers.

     We expect to be able to use our land assets and related water resources to participate in a broad variety of asset development programs, including water storage and supply, exchange, and conservation programs with public agencies and other parties.

     Our principal executive offices are located at 777 S.
Figueroa Street, Suite 4250, Los Angeles, California 90401-
90017 and our telephone number is (213) 271-1600.


                        RISK FACTORS

     An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus before deciding to invest.

OUR DEVELOPMENT ACTIVITIES HAVE NOT GENERATED SIGNIFICANT
REVENUES.

     At present, our development activities are focused on water resource development at our San Bernardino County properties. We have not received significant revenues from our development activities to date and we do not know when, if ever, we will receive operating revenues from our development activities. As a result, we continue to incur a net loss from operations.

WE MAY NEVER GENERATE SIGNIFICANT REVENUES OR BECOME
PROFITABLE UNLESS WE ARE ABLE TO SUCCESSFULLY IMPLEMENT
PROGRAMS TO DEVELOP OUR LAND ASSETS AND RELATED WATER
RESOURCES.

     We do not know the terms, if any, upon which we may be able to proceed with our water development programs. Regardless of the form of our water development programs, the circumstances under which transfers or storage of water can be made and the profitability of any transfers or storage are subject to significant uncertainties, including hydrologic risks of variable water supplies, risks presented by allocations of water under existing and prospective priorities, and risks of adverse changes to or interpretations of U.S. federal, state and local laws, regulations and policies. Additional risks attendant to such programs include our ability to obtain all necessary regulatory approvals and permits, possible litigation by environmental or other groups, unforeseen technical difficulties, general market conditions for water supplies, and the time gap needed to generate significant operating revenues from such programs after operations commence.

OUR FAILURE TO MAKE TIMELY PAYMENTS OF PRINCIPAL AND
INTEREST ON OUR INDEBTEDNESS MAY RESULT IN A FORECLOSURE ON
OUR ASSETS.

     As of September 30, 2005, we had indebtedness outstanding to our senior secured lender of approximately $25.9 million. Our assets have been put up as collateral to secure the payment of this debt. If we cannot generate sufficient cash flow to make timely payments of principal and interest on this indebtedness, or if we otherwise fail to comply with the terms of agreements governing our indebtedness, we may default on our obligations. If we default on our obligations, our lenders may sell off the assets that we have put up as collateral. This, in turn, may result in a cessation or sale of our operations.

THE ISSUANCE OF SHARES UNDER OUR MANAGEMENT EQUITY INCENTIVE
PLAN WILL IMPACT EARNINGS.

     Under applicable accounting rules, the issuance of shares and options under our Management Incentive Equity Plan will result in a charge to earnings based on the value of our common stock at the time of issue and the valuation of options at the time of their award and will be recorded over the vesting period in proportion to the quantities vested. Our Management Equity Incentive Plan provides for the issuance of up to 1,472,051 shares of common stock. Subsequent to January 1, 2005 we have issued stock or options to purchase stock representing 1,459,712 of the shares authorized for issuance under this Management Equity Incentive Plan. Based on the trading price of our common stock at the time of such issuances, such issuances will result in significant charges to our earnings for our fiscal years ending December 31, 2005 and 2006. The cost of approximately 83% of the shares and options issued in our fiscal year ending December 31, 2005 will be an expense during 2005. We have recognized $13.6 million of such costs as of September 30, 2005.

WE MAY NOT BE ABLE TO OBTAIN THE FINANCING WE NEED TO
IMPLEMENT OUR ASSET DEVELOPMENT PROGRAMS.

     We may require additional capital to finance our operations until such time as our asset development operations produce revenues. We cannot assure you that our current lenders, or any other lenders, will give us additional credit should we seek it. If we are unable to obtain additional credit, we may engage in further equity financings. Our ability to obtain equity financing will depend, among other things, on the status of our asset development programs and general conditions in the capital markets at the time funding is sought. Any further equity financings would result in the dilution of ownership interests of our current stockholders.

THE SALE OF SHARES COVERED BY THIS PROSPECTUS AND FUTURE
SALES OF COMMON STOCK COULD REDUCE THE MARKET PRICE OF OUR
COMMON STOCK AND DILUTE OUR EARNINGS PER SHARE.

     The registration for resale of common stock under this prospectus increases the number of outstanding shares of our common stock eligible for resale. The sale, or availability for sale, of these shares could cause decreases in the market price of our common stock, particularly in the event that a large number of shares were sold in the public market over a short period of time. Similarly, the perception that additional shares of our common stock could be sold in the public market in the future, could cause a reduction in the trading price of our stock.

WE ARE RESTRICTED BY CONTRACT FROM PAYING DIVIDENDS AND WE
DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     Any return on investment on our common stock will depend primarily upon the appreciation in the price of our common stock. To date, we have never paid a cash dividend on our common stock. The loan documents governing our credit facilities with our senior secured lender prohibit the payment of dividends while such facilities are outstanding. As we have a history of operating losses, we have been unable to date to pay dividends. Even if we post a profit in future years, we currently intend to retain all future earnings for the operation of our business. As a result, we do not anticipate that we will declare any dividends in the foreseeable future.


                       USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholders of our common stock. However, in order for the selling stockholders to sell shares of common stock issuable upon exercise of warrants, the selling stockholders must first exercise these warrants. We will therefore receive an amount equal to the exercise price of the warrants if and when any of these warrants are exercised.

     Under the terms of our senior secured debt, we are obligated to and shall use the gross proceeds, if any, from the exercise of the warrants to prepay this senior secured debt.


                SALES BY SELLING STOCKHOLDERS


     The selling stockholders are offering under this prospectus a total of 4,302,109 shares of our common stock. The selling stockholders acquired these shares of our common stock (or the convertible securities which are convertible into these shares of our common stock) in previously completed unregistered sales of equity securities. The following is a summary of the initial transactions in which such equity securities were sold.

     On December 15, 2003 we issued 100,000 shares of our Series F preferred stock in connection with the concurrent restructuring of our senior secured debt with ING Capital, LLC ("ING"). On November 30, 2004, ING agreed to convert 99,000 shares of our Series F preferred stock into 1,711,665 shares of our common stock, leaving 1,000 shares of Series F preferred stock outstanding. The outstanding Series F preferred stock is convertible into 17,289 shares of our common stock.

     In February, 2004, we issued 60,000 shares of common stock in consideration for services and 80,000 shares of common stock in payment of a bonus for services rendered. In March, 2004 we issued 555 shares of common stock to affiliates who exchanged their deferred stock units for shares of common stock upon their vesting dates.

     On November 30, 2004 we completed a private placement of 2,000,000 shares of our common stock and 400,000 common stock purchase warrants. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $15.00 per share. Each warrant expires on November 30, 2007 and is callable by us if the closing market price of our common stock exceeds $18.75 for ten consecutive trading days. ING acquired 200,000 shares of our common stock and 40,000 common stock purchase warrants in this private placement.

     On February 23, 2005 we issued 27,200 shares of our common stock and 5,400 common stock purchase warrants in consideration of services provided to us. The terms of the warrants issued in this placement are identical to those issued in the November 30, 2004 private placement.

     Except as noted with respect to selling stockholders listed in the following table, none of the selling stockholders has held any position or office or had a material relationship with us other than as a result of the ownership of our common stock.

     The following table is based on information supplied to us by the selling stockholders identified in the table. The table sets forth, as to the selling stockholders identified in the table, the number of shares of common stock that each selling stockholder beneficially owns as of December 1, 2005, the number of shares of common stock beneficially owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares and percentage of common stock to be held by each such selling stockholder assuming the sale of all the common stock offered hereby.

     We may amend or supplement this prospectus from time to time to update the disclosures set forth herein. Specifically, we may amend or supplement this prospectus pursuant to Rule 430B under the Securities Act in order to identify selling stockholders who acquired our securities in the November 30, 2004 private placement described above and whose identity has been omitted from the following table in accordance with Rule 430B(b)(2).


                               Securities                Securities   Percentage
                             Beneficially  Securities  Beneficially    Ownership
Name of Selling            Owned Prior to     Offered   Owned After        After
 Stockholder                  Offering(1)    for Sale   Offering(2)  Offering(3)
----------------           --------------  ----------  ------------  -----------

ING Groep N.V.               1,968,954(4) 1,968,954(4)          0           *
ING Capital LLC

Keith Brackpool(5)             446,564(6)    80,370       366,194(6)      3.2%

Timothy J. Shaheen(7)           73,290          185        73,105           *

Michael Badeni                 104,774(8)    92,600(8)     12,174           *

Fidelity Investment          1,092,026(9)   435,000(9)    657,026         5.8%
 Services

RAB Energy Fund                 75,000(10)   75,000(10)         0           *

RAB Special Situations         512,764(11)  285,000(11)   227,764         2.0%
 (Master) Fund Limited

Lampe Conway - LC Capital      300,000(12)  300,000(12)         0           *
 Master Fund, LTD.

Meditor Capital Management     527,000(13)  192,000(13)   335,000         3.0%
 Limited

Zaphiriou Zarifi Overseas      120,000(14)  120,000(14)         0           *
 Equities

Bedford Oak Advisors, LLC      835,600(15)  102,000(15)   733,600         6.5%

Meridian Natural Resources      84,000(16)   84,000(16)         0           *
 Fund

B. Riley & Co., Inc.           382,714(17)   60,000(17)   322,714         2.9%

Lloyd I. Miller III and        556,566(18)   60,000(18)   496,566         4.4%
 affiliates

Pictet Private Equity          226,200(19)   50,640(19)   175,560         1.6%
 Investors SA

David H. Ford                    6,000(20)    6,000(20)         0           *

Anglo Irish Bank (Suisse) SA    19,280(21)    3,000(21)    16,280           *

Fortis Banque (Suisse)          21,360(22)   21,360(22)         0           *

Ioanna Sistovari                 6,000(23)    6,000(23)         0           *

___________________________
*  Less than 1%.

(1) Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

(2) Assumes the sale of all shares of common stock offered hereby.

(3) Based upon 11,330,045 shares of common stock outstanding as of January 1, 2006

(4) Based upon a Schedule 13D filed on February 15, 2005 with the SEC by ING Groep N.V. and ING Capital LLC, a wholly-owned indirect subsidiary of ING Groep N.V., and based on our corporate records, ING Groep N.V. and ING Capital LLC collectively beneficially own (i) 1,911,665 shares of common stock, (ii) 17,289 shares of common stock issuable upon conversion of 1,000 shares of Series F Preferred Stock, and
     (iii) 40,000 shares of common stock issuable upon the exercise of 40,000 common stock purchase warrants by ING Capital LLC. ING Capital LLC has sole voting and dispositive power as to all of the shares of common stock, Series F Preferred Stock and common stock purchase warrants.

     ING Capital LLC is the holder of our senior secured debt. In addition, ING Capital LLC, as the sole holder of our Series F Preferred Stock, currently has the right to nominate and elect two directors to our Board of Directors. ING Capital LLC has nominated and elected Raymond J. Pacini and Gregory W. Preston to serve as directors.

(5) Mr. Brackpool is our Chief Executive Officer and a member of our Board of Directors.

(6) Includes 100,000 shares of common stock issuable upon conversion of 100,000 employee stock options. Also includes 30,500 shares owned by a foundation of which Mr. Brackpool is a trustee, but in which Mr. Brackpool has no economic interest and 2,000 shares owned by his separated spouse.
     Mr. Brackpool disclaims any beneficial ownership of the 32,500 shares owned by the foundation and his separated spouse.

(7)  Mr. Shaheen is a member of our Board of Directors.

(8) Includes 5,400 shares issuable upon the exercise of 5,400 common stock purchase warrants.

(9) Includes 72,500 shares issuable upon the exercise of 72,500 common stock purchase warrants.

(10) Includes 12,500 shares issuable upon the exercise of 12,500 common stock purchase warrants.

(11) Includes 47,500 shares issuable upon the exercise of 47,500 common stock purchase warrants.

(12) Includes 50,000 shares issuable upon the exercise of 50,000 common stock purchase warrants.

(13) Includes 32,000 shares issuable upon the exercise of 32,000 common stock purchase warrants.

(14) Includes 20,000 shares issuable upon the exercise of 20,000 common stock purchase warrants.

(15) Includes 17,000 shares issuable upon the exercise of 17,000 common stock purchase warrants.

(16) Includes 14,000 shares issuable upon the exercise of 14,000 common stock purchase warrants.

(17) Includes 10,000 shares issuable upon the exercise of 10,000 common stock purchase warrants.

     Also includes shares beneficially owned by B. Riley &
     Co., Inc. which are held in the names SACC Partners LP,
     B. Riley & Co. Inc. or B. Riley & Co. Retirement Trust

(18) Includes 10,000 shares issuable upon the exercise of 10,000 common stock purchase warrants.

     Also includes shares beneficially owned by Lloyd Miller which are held in the names Lloyd Miller A-4 Trust, Lloyd I. Miller Fund C, Lloyd Miller Migrat I (SSS), Lloyd Miller Milfam II LP, Milfam I LP, Lloyd I. Miller III or Marli Miller Custodian Account.

(19) Includes 8,440 shares issuable upon the exercise of 8,440 common stock purchase warrants.

(20) Includes 1,000 shares issuable upon the exercise of 1,000 common stock purchase warrants.

(21) Includes 500 shares issuable upon the exercise of 500 common stock purchase warrants.

(22) Includes 3,560 shares issuable upon the exercise of 3,560 common stock purchase warrants.

(23) Includes 1,000 shares issuable upon the exercise of 1,000 common stock purchase warrants.



                    PLAN OF DISTRIBUTION

     The shares of common stock offered by this prospectus will be offered and sold by the selling stockholders named in this prospectus, by their donees, or by their other successors in interest. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, other than fees of counsel, if any, retained individually by the selling stockholders, and any discounts or commissions payable with respect to sales of the shares.

     The selling stockholders from time to time may offer and sell the shares in transactions in the Nasdaq National Market at market prices prevailing at the time of sale. The selling stockholders from time to time may also offer and sell the shares in private transactions at negotiated prices. The selling stockholders may sell their shares directly or to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Such compensation may be in excess of customary commissions.

     From time to time, a selling stockholder may pledge or grant a security interest in some or all of the shares which the selling stockholder owns. If a selling stockholder defaults in the performance of the selling stockholder's secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus (except, in some cases, if the pledgees or secured parties are broker-dealers or are affiliated with broker-dealers). The selling stockholders also may transfer and donate shares in other circumstances. Donees may also offer and sell the shares from time to time by this prospectus (except, in some cases, if the donees are broker-dealers or are affiliated with broker-dealers). The number of shares beneficially owned by a selling stockholder will decrease as and when a selling stockholder donates such stockholder's shares or defaults in performing obligations secured by such stockholder's shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus. If we are notified that a donee, pledgee or other successor in interest of a selling stockholder intends to sell more than 500 shares of our common stock, we will file a supplement to this prospectus which includes all of the information required to be disclosed by Item 507 of Regulation S-K. Further, we will file a post-effective amendment to this registration statement upon notification of any change in the plan of distribution.

     The selling stockholders and any broker-dealers acting in connection with the sale of the shares covered by this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of the shares as principals may be deemed to be underwriting compensation under the Securities Act of 1933.

     We have agreed to indemnify the selling stockholders against liabilities they may incur as a result of any untrue statement or alleged untrue statement of a material fact in the registration statement of which this prospectus forms a part, or any omission or alleged omission in this prospectus or the registration statement to state a material fact necessary in order to make the statements made not misleading. This indemnification includes liabilities that the selling stockholders may incur under the Securities Act of 1933. We do not have to give such indemnification if the untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to us by the selling stockholders for use in this prospectus or the registration statement.

     We have advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the shares. We have also advised the selling stockholders of the relevant cooling off period specified by Regulation M and restrictions upon the selling stockholders' bidding for or purchasing our securities during the distribution of shares.

TRANSFER AGENT

     The transfer agent for our common stock is Continental
Stock Transfer & Trust Company, New York, New York.

                        LEGAL MATTERS

     Certain legal matters in connection with the issuance of the securities offered under this prospectus have been passed upon for us by Miller & Holguin LLP, attorneys at law, Los Angeles, California.

                           EXPERTS

     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

             WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it. For further information about us and our common stock, you should refer to the registration statement.

     You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement and any other reports, statements or other information in the files of the public reference room at the SEC's principal office at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

     We are subject to the information and reporting requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

     We also make available on our website www.cadizinc.com copies of our annual, quarterly and special reports, proxy and information statements and other information.

     The SEC allows us to "incorporate by reference" the information we file with them. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the following documents:

     *  our Annual Report on Form 10-K for the year ended
        December 31, 2004, filed on March 31, 2005;

     * our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005;

     * our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005;

     * our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14,
        2005;

     * our Current Report on Form 8-K dated May 4, 2005, filed on May 6, 2005;

     * our Current Report on Form 8-K dated June 16, 2005, filed on June 17, 2005;

     *  our Current Report on Form 8-K dated August 26,
        2005, filed on August 30, 2005;

     *  our Current Report on Form 8-K dated October 3,
        2005, filed on October 3, 2005;

     *  our Current Report on Form 8-K dated January 6,
        2006, filed on January 10, 2006;

     * the description of our common stock as set forth in our registration statement filed on Form 8-A under the Exchange Act on May 8, 1984, file number 012114, as amended by reports on:

       *  Form 8-K filed with the SEC on May 26, 1988;

       *  Form 8-K filed with the SEC on June 2, 1992;

       *  Form 8-K filed with the SEC on May 18, 1999; and

       *  Annual Report on Form 10-K for the year ended
          December 31, 2003, filed on November 2, 2004

     *  future filings we make with the SEC under Sections
        13(a), 13(c), 14 or 15(d) of the Securities Exchange
        Act of 1934 until all of the shares offered by the selling stockholders have been sold.

     You may obtain a copy of these filings, without charge, by writing or calling us at:

                         Cadiz Inc.
                   777 S. Figueroa Street
                         Suite 4250
                Los Angeles, California 90017
                Attention: Investor Relations
                       (213) 271-1600

     If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than on the front of such documents.